EXHIBIT 99.1

Northern Dynasty: U.S. Army Corps remand highlights serious flaws in the permitting decision

May 1, 2023 Vancouver – Northern Dynasty Minerals Ltd. (TSX: NDM; NYSE American: NAK) ("Northern Dynasty" or the "Company" or “NDM”) announces that the April 25, 2023 action by the U.S. Army Corps of Engineers (“USACE”) Pacific Ocean Division to remand the permit decision back to the USACE – Alaska District (“the District”) is a strong win for the Pebble Project.

“We have been saying that the record of decision (“ROD”) process was not fairly conducted since 2020 and are pleased to see that the Review Officer has raised similar concerns on many substantive issues,” said Ron Thiessen, President and CEO of Northern Dynasty. “The two major areas for the negative ROD decision, namely the deemed non-compliance of our comprehensive mitigation plan (“CMP”) and the Public Interest Review (“PIR”), were highlighted by the Review Officer as areas where the District did not carry out the proper process in arriving at its decision. This remand decision is a ‘strong win’ for the project because it brings these issues to light and directs the District to address them, potentially setting the stage for a much different outcome.”

As quoted in Section II.A (page 27) of the remand document: “…Specifically, the District should provide complete and detailed comments to the Appellant on the compensatory mitigation plan allowing the Appellant sufficient time to address those comments prior to finalizing a revised mitigation plan review. The District should also note that if a Compensatory Mitigation Plan is determined acceptable and adequately offsets direct and indirect impacts, a new PIR and 404(b)(1) analysis may be required.”

Mr. Thiessen continued, “The Review Officer has clearly demonstrated that the CMP process was flawed. The administrative record does not show that we were given sufficient instruction, feedback or time to remedy the plan in order to have a chance of success. If we are given the opportunity to provide a new CMP that meets the requirements, it could remove the ‘significant degradation’ finding which, in turn, could have a cascading effect on the PIR and compliance with the Clean Water Act.”

Additionally, as part of the PIR analysis, the Review Officer pointed out that the District was wrong to consider potential catastrophic impacts of a tailings storage facility failure as a reason for its permit denial, because the Final Environmental Impact Study (“FEIS”) clearly found that the Pebble tailings storage facility design did NOT present any reasonably foreseeable failure risks.

It is interesting to note the United States Environmental Protection Agency (“EPA”) in its Final Determination specifically refers to the risk of tailings failure to justify its decision, despite the FEIS saying that this is not reasonably foreseeable. This contradiction will need to be explained.

As a result of the remand decision, and in light of the EPA’s Final Determination, the District has been instructed to review the appeal decision and to notify the parties how it plans to proceed in the next 45 days.

About Northern Dynasty Minerals Ltd.

Northern Dynasty is a mineral exploration and development company based in Vancouver, Canada. Northern Dynasty's principal asset, owned through its wholly owned Alaska-based U.S. subsidiary, Pebble Limited Partnership, is a 100% interest in a contiguous block of 1,840 mineral claims in Southwest Alaska, including the Pebble deposit, located 200 miles from Anchorage and 125 miles from Bristol Bay. The Pebble Partnership is the proponent of the Pebble Project, an initiative to develop one of the world's most important mineral resources.

For further details on Northern Dynasty and the Pebble Project, please visit the Company's website at www.northerndynastyminerals.com or contact Investor services at (604) 684-6365 or within North America at 1-800-667-2114. Review Canadian public filings at www.sedar.com and U.S. public filings at www.sec.gov.

Ronald W. Thiessen

President & CEO

U.S. Media Contact:

Dan Gagnier, Gagnier Communications (646) 569-5897

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Forward Looking Information and other Cautionary Factors

This release includes certain statements that may be deemed "forward-looking statements" under the United States Private Securities Litigation Reform Act of 1995 and under applicable provisions of Canadian provincial securities laws. All statements in this presentation, other than statements of historical facts, which address permitting, development and production for the Pebble Project are forward-looking statements. These include statements regarding (i) the mine plan for the Pebble Project, (ii) the political and public support for the permitting process, (iii) the ability to successfully appeal the negative Record of Decision and secure the issuance of a positive Record of Decision by the U.S. Army Corps of Engineers and the ability of the Pebble Project to secure all required federal and state permits, (iv) the status/merit of the EPA Final Determination and the actions of the EPA with respect to its Final Determination with respect to the Pebble Project; (v)  exploration potential of the Pebble Project, (vi) future demand for copper, gold and other metals, and (vii) the potential addition of partners in the Pebble Project. Although NDM believes the expectations expressed in these forward-looking statements are based on reasonable assumptions, such statements should not be in any way be construed as guarantees that the Pebble Project will secure all required government permits, establish the commercial feasibility of the Pebble Project, achieve the required financing or develop the Pebble Project.

Forward-looking statements are necessarily based upon a number of factors and assumptions that, while considered reasonable by NDM as of the date of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies.  Assumptions used by NDM to develop forward-looking statements include the assumptions that (i) the Pebble Project will obtain all required environmental and other permits and all land use and other licenses without undue delay, (ii) any feasibility studies prepared for the development of the Pebble Project will be positive, (iii) NDM’s estimates of mineral resources will not change, and NDM will be successful in converting mineral resources to mineral reserves, (iv) NDM will be able to establish the commercial feasibility of the Pebble Project, (v) NDM will be able to secure the financing required to develop the Pebble Project, and (vi) the EPA’s Final Determination will ultimately not be successful in restricting or prohibiting development of the Pebble Project.

The likelihood of future mining at the Pebble Project is subject to a large number of risks and will require achievement of a number of technical, economic and legal objectives, including (i) obtaining necessary mining and construction permits, licenses and approvals without undue delay, including without delay due to third party opposition or changes in government policies, (ii) finalization of the mine plan for the Pebble Project, (iii) the completion of feasibility studies demonstrating that any Pebble Project mineral resources that can be economically mined, (iv) completion of all necessary engineering for mining and processing facilities, (v) the ability of NDM to secure a partner for the development of the Pebble Project, and (vi) receipt by NDM of significant additional financing, to fund these objectives as well as funding mine construction. NDM is also subject to the specific risks inherent in the mining business as well as general economic and business conditions, such as the current uncertainties with regard to COVID-19. Investors should also consider the risk factors identified in its Annual Information Form for the year ended December 31, 2022, as filed on SEDAR (www.sedar.com) and included in the Company’s annual report on Form 40-F filed by the Company with the SEC on EDGAR (www.sec.gov), as well as the risk factors set out in the Company’s subsequent public continuous disclosure filings available on SEDAR and EDGAR.

The National Environment Policy Act Environmental Impact Statement process requires a comprehensive “alternatives assessment” be undertaken to consider a broad range of development alternatives, the final project design and operating parameters for the Pebble Project and associated infrastructure may vary significantly from that currently contemplated. As a result, the Company will continue to consider various development options and no final project design has been selected at this time.

For more information on the Company, Investors should review the Company's filings with the United States Securities and Exchange Commission at www.sec.gov and its home jurisdiction filings that are available at www.sedar.com.

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